Exhibit 99.1

MATERIALISE

SHARE-BUY BACK PROGRAM

Leuven – 23 February 2026 – 22h00 CET	Regulated information1

Materialise reports on the progress of its share buy-back program announced on 30 October 2025.

23 February 2026 – Materialise NV (Euronext: MTLS) (Nasdaq: MTLS) (“Materialise”) (“the Company”) hereby discloses certain information in relation to its share buyback program announced on 30 October 2025, in accordance with Article 8:4 of the Royal Decree of 29 April 2019 implementing the Belgian Code on Companies and Associations. Under this program, Materialise has granted a discretionary mandate to an independent financial intermediary to repurchase Materialise shares for an amount of up to EUR 30 million.

Materialise reports the purchase of 69,861 Materialise shares in the period from 16 February 2026 up to and including 20 February 2026. The shares were repurchased at an average price of 4.76 EUR per share for a total consideration of 332,435 EUR.

69,861 shares were repurchased through the central order book of the following exchanges:

Date of repurchase	Exchange	Number of shares	Total amount (EUR)	Total amount (USD)	Average price (EUR)
16/Feb/2026	NASDAQ	-	-	-	-
17/Feb/2026	NASDAQ	15,403	71,489	84,542	4.64
18/Feb/2026	NASDAQ	8,752	40,480	47,949	4.63
19/Feb/2026	NASDAQ	15,606	76,148	89,497	4.88
20/Feb/2026	NASDAQ	30,100	144,317	169,818	4.79
Total of the week		69,861	332,435	391,807	4.76

No shares were repurchased through cross trades or block trades.

Since the start of the share buy-back program on the 26th of January 2026, Materialise has bought back 233,206 shares for a total amount of 1,086,514 EUR (1,286,818 USD) under the share buy-back program. This corresponds to 0.4% of the total shares outstanding.

Materialise currently holds 233,206 of its own shares.

The overview relating to the share buy-back program is available on https://investors.materialise.com/ and will be updated on a weekly basis.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

1 The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.